UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For July 7, 2003

                             PRIMEWEST ENERGY TRUST
             (Exact Name of Registrant as Specified in Its Charter)

       SUITE 4700, 150 SIXTH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  [__]                    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [__]                     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

On June 25, 2003, PrimeWest Energy Trust issued a news release stating the distribution declaration for August, 2003. The news release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PRIMEWEST ENERGY TRUST



                                        By: /s/ Dennis G. Feuchuk
                                            -------------------------------
                                        Name:  Dennis G. Feuchuk
                                        Title: Vice President, Finance &
                                               Chief Financial Officer


Date: July 7, 2003

                                                                       EXHIBIT A
                                                                       ---------



                               P R I M E W E S T
                                 [LOGO OMITTED]

================================================================================

                  PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION
                                LEVEL FOR AUGUST

JUNE 25, 2003                                              FOR IMMEDIATE RELEASE

================================================================================


CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces that the distribution payable August 15th, 2003 will be $0.32 Canadian per trust unit payable to all unitholders of record on July 31st, 2003. The ex-distribution date will be July 29th, 2003. Consistent with the majority of its peers in the energy royalty trust sector, PrimeWest will be declaring and announcing future distributions on a monthly basis effective immediately.


Commencing with the August distribution, PrimeWest intends to follow a strategy of distributing approximately 80% of its cash flow, lower than the historical payout ratio of approximately 95%. The August 15th distribution of $0.32 per unit is consistent with this strategy and is expected to be sustainable based on current forecasts.


This retention of cash flow will allow PrimeWest to maintain balance sheet strength permitting greater financial flexibility, while reducing the cost and potential dilution associated with financing activities. Maintenance of balance sheet strength is in the best long-term interest of PrimeWest unitholders and should provide support to long-term unit price, as the cash flow retained can be invested in maintaining production, and the pursuit of acquisition opportunities.


PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".


Learn more about PrimeWest on our Web site, WWW.PRIMEWESTENERGY.COM.


For Investor Relations inquiries, please contact:

GEORGE KESTEVEN                                       CINDY GRAY
Manager, Investor Relations                           Investor Relations Advisor
403-699-7367                                          403-699-7356

TOLL-FREE:  1-877-968-7878
E-MAIL:  INVESTOR@PRIMEWESTENERGY.COM



                                                 SUITE 4700, 150-6th AVENUE S.W.
                                                 CALGARY, ALBERTA CANADA T2P 3Y7
                                                        TELEPHONE: (403) 234-660
                                                        FACSIMILE: (403) 266-285